July 16, 2007

Mail Stop 4561

<u>**Via U.S. Mail and Fax (312-782-5891)**</u>
Ms. Lauralee E. Martin
Chief Operating and Financial Officer
Jones Lang LaSalle Incorporated
200 East Randolph Drive
Chicago, IL 60601

> RE: **Jones Lang LaSalle Incorporated**
> **Form 10-K for the period ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 1-13145**

Dear Ms. Martin:

We have reviewed your response letter dated July 9, 2007 and have the following additional comment. In our comment, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 47

1. We have reviewed your response to prior comment 2 and reissue our comment in its entirety. It does not appear that paragraph 29 of SFAS 95 justifies your aggregation of selected items but encourages the disclosure of a proper level of detail in regards to the reconciling items between the net income and net cash flow from operating activities.

Please respond to the comment included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3629.

Sincerely,

Kevin R. Woody
Branch Chief